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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

             English Language Learning and Instruction System, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                         Common Stock, Par Value $.00001
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    29326P100
               ---------------------------------------------------
                                 (CUSIP Number)

              John B. Watkins, Esq. c/o Wilmer, Cutler & Pickering
              One South Street, Baltimore, MD 21202 (410) 986-2800
--------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                  May 23, 2002
           -----------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of (S)(S).240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.[_]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See (S) 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


----------------------------                   -----------------------------
CUSIP No.     29326P100                        Page    2    of    11   Pages
          ------------------                         ------     ------
----------------------------                   -----------------------------

--------------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS.
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS(ENTITIES ONLY).

     Camden Partners Strategic Fund II-A, L.P.

--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) [X]
                                                                         (b) [_]

--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (SEE INSTRUCTIONS)
     WC

--------------------------------------------------------------------------------
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e)                                                            [_]

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware

--------------------------------------------------------------------------------
                           7    SOLE VOTING POWER
                                0
       NUMBER OF
                          ------------------------------------------------------
         SHARES            8    SHARED VOTING POWER

      BENEFICIALLY

        OWNED BY                2,249,999
                          ------------------------------------------------------
          EACH             9    SOLE DISPOSITIVE POWER

       REPORTING

         PERSON                 0
                          ------------------------------------------------------
          WITH             10   SHARED DISPOSITIVE POWER

                                2,249,999
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,249,999

--------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE
     INSTRUCTIONS)                                                           [X]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     13.6%

--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
     PN

--------------------------------------------------------------------------------

                                  SCHEDULE 13D

-------------------------                            ---------------------------
CUSIP No.  29326P100                                     Page 3  of 11 Pages
           ---------                                          --    --
-------------------------                            ---------------------------

--------------------------------------------------------------------------------
  1  NAMES OF REPORTING PERSONS.
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

     Camden Partners Strategic Fund II-B, L.P.
--------------------------------------------------------------------------------
  2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) [X]
                                                                         (b) [_]

--------------------------------------------------------------------------------
  3  SEC USE ONLY

--------------------------------------------------------------------------------
  4  SOURCE OF FUNDS (SEE INSTRUCTIONS)

     WC
--------------------------------------------------------------------------------
  5  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d)
     or 2(e)                                                                 [_]

--------------------------------------------------------------------------------
  6  CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------

                           7    SOLE VOTING POWER

        NUMBER OF               0
                          ------------------------------------------------------
         SHARES
                           8    SHARED VOTING POWER
      BENEFICIALLY
                                2,249,999
        OWNED BY          ------------------------------------------------------

          EACH             9    SOLE DISPOSITIVE POWER

       REPORTING                0
                          ------------------------------------------------------
         PERSON
                          10    SHARED DISPOSITIVE POWER
          WITH
                                2,249,999
--------------------------------------------------------------------------------
 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,249,999
--------------------------------------------------------------------------------
 12  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)                                                      [X]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     13.6%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     PN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

-------------------------                            ---------------------------
CUSIP No.  29326P100                                     Page 4 of 11 Pages
           ---------                                          --   --
-------------------------                            ---------------------------

--------------------------------------------------------------------------------
  1  NAMES OF REPORTING PERSONS.
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

     Camden Partners Strategic Fund II, LLC
--------------------------------------------------------------------------------
  2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) [_]
                                                                         (b) [X]

--------------------------------------------------------------------------------
  3  SEC USE ONLY

--------------------------------------------------------------------------------
  4  SOURCE OF FUNDS (SEE INSTRUCTIONS)

     AF
--------------------------------------------------------------------------------
  5  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d)
     or 2(e)                                                                 [_]

-------------------------------------------------------------------------------
  6  CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------

                           7    SOLE VOTING POWER

        NUMBER OF               0
                          ------------------------------------------------------
         SHARES
                           8    SHARED VOTING POWER
      BENEFICIALLY
                                2,249,999
        OWNED BY          ------------------------------------------------------

          EACH             9    SOLE DISPOSITIVE POWER

       REPORTING                0
                          ------------------------------------------------------
         PERSON
                          10    SHARED DISPOSITIVE POWER
          WITH
                                2,249,999
--------------------------------------------------------------------------------
 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,249,999
--------------------------------------------------------------------------------
 12  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)                                                      [X]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     13.6%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     OO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

-----------------------                            -----------------------------
CUSIP No. 29326P100                                  Page  5  of  11  Pages
          ---------                                       ---    ----
-----------------------                            -----------------------------

--------------------------------------------------------------------------------
  1     NAMES OF REPORTING PERSONS.
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

        Donald W. Hughes
--------------------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                         (a) [_]
                                                                         (b) [X]

--------------------------------------------------------------------------------
  3     SEC USE ONLY


--------------------------------------------------------------------------------
  4     SOURCE OF FUNDS (SEE INSTRUCTIONS)

        AF
--------------------------------------------------------------------------------
  5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
        2(d) or 2(e)                                                         [_]


--------------------------------------------------------------------------------
  6     CITIZENSHIP OR PLACE OF ORGANIZATION

        USA
--------------------------------------------------------------------------------
                           7    SOLE VOTING POWER

       NUMBER OF                0
                          ------------------------------------------------------
         SHARES            8    SHARED VOTING POWER

      BENEFICIALLY

        OWNED BY                2,249,999
                          ------------------------------------------------------
          EACH             9    SOLE DISPOSITIVE POWER

       REPORTING

         PERSON                 0
                          ------------------------------------------------------
          WITH             10   SHARED DISPOSITIVE POWER

                                2,249,999
--------------------------------------------------------------------------------
   11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        2,249,999
--------------------------------------------------------------------------------
   12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        (SEE INSTRUCTIONS)                                                   [X]

--------------------------------------------------------------------------------
   13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        13.6%
--------------------------------------------------------------------------------
   14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

        IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

--------------------------                          ----------------------------
CUSIP No. 29326P100                                  Page  6  of  11  Pages
          ---------                                       ---    ----
--------------------------                          ----------------------------

--------------------------------------------------------------------------------
  1     NAMES OF REPORTING PERSONS.
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

        Richard M. Johnston
--------------------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                         (a) [_]
                                                                         (b) [X]
--------------------------------------------------------------------------------
  3     SEC USE ONLY


--------------------------------------------------------------------------------
  4     SOURCE OF FUNDS (SEE INSTRUCTIONS)

        AF
--------------------------------------------------------------------------------
  5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
        2(d) or 2(e)                                                         [_]


--------------------------------------------------------------------------------
  6     CITIZENSHIP OR PLACE OF ORGANIZATION

        USA
--------------------------------------------------------------------------------
                           7    SOLE VOTING POWER

       NUMBER OF                0
                          ------------------------------------------------------
         SHARES            8    SHARED VOTING POWER

      BENEFICIALLY

        OWNED BY                2,249,999
                          ------------------------------------------------------
          EACH             9    SOLE DISPOSITIVE POWER

       REPORTING

         PERSON                 0
                          ------------------------------------------------------
          WITH             10   SHARED DISPOSITIVE POWER

                                2,249,999
--------------------------------------------------------------------------------
   11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        2,249,999
--------------------------------------------------------------------------------
   12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE
        INSTRUCTIONS)                                                        [X]

--------------------------------------------------------------------------------
   13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        13.6%
--------------------------------------------------------------------------------
   14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

        IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

-------------------------                            ---------------------------
CUSIP No.  29326P100                                   Page  7   of   11   Pages
         ----------------                                   ----    -----
-------------------------                             --------------------------

--------------------------------------------------------------------------------
  1  NAMES OF REPORTING PERSONS.
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

     George Stelljes, III
--------------------------------------------------------------------------------
  2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) [_]
                                                                         (b) [X]

--------------------------------------------------------------------------------
  3  SEC USE ONLY

--------------------------------------------------------------------------------
  4  SOURCE OF FUNDS (SEE INSTRUCTIONS)

     AF
--------------------------------------------------------------------------------
  5  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e)                                                            [_]

--------------------------------------------------------------------------------
  6  CITIZENSHIP OR PLACE OF ORGANIZATION

     USA
--------------------------------------------------------------------------------

                           7    SOLE VOTING POWER

        NUMBER OF               0
                          ------------------------------------------------------
         SHARES
                           8    SHARED VOTING POWER
      BENEFICIALLY
                                0
        OWNED BY          ------------------------------------------------------

          EACH             9    SOLE DISPOSITIVE POWER

       REPORTING                0
                          ------------------------------------------------------
         PERSON
                          10    SHARED DISPOSITIVE POWER
          WITH
                                0
--------------------------------------------------------------------------------
 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     0
--------------------------------------------------------------------------------
 12  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)                                                      [X]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

-------------------------                            ---------------------------
CUSIP No.  29326P100                                   Page  8   of   11   Pages
         ----------------                                  ------   ------
-------------------------                            ---------------------------

--------------------------------------------------------------------------------
  1  NAMES OF REPORTING PERSONS.
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

     David L. Warnock
--------------------------------------------------------------------------------
  2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) [_]
                                                                         (b) [X]

--------------------------------------------------------------------------------
  3  SEC USE ONLY

--------------------------------------------------------------------------------
  4  SOURCE OF FUNDS (SEE INSTRUCTIONS)

     AF
--------------------------------------------------------------------------------
  5  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e)                                                            [_]

--------------------------------------------------------------------------------
  6  CITIZENSHIP OR PLACE OF ORGANIZATION

     USA
--------------------------------------------------------------------------------

                           7    SOLE VOTING POWER

        NUMBER OF               0
                          ------------------------------------------------------
         SHARES
                           8    SHARED VOTING POWER
      BENEFICIALLY
                                2,249,999
        OWNED BY          ------------------------------------------------------

          EACH             9    SOLE DISPOSITIVE POWER

       REPORTING                0
                          ------------------------------------------------------
         PERSON
                          10    SHARED DISPOSITIVE POWER
          WITH
                                2,249,999
--------------------------------------------------------------------------------
 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,249,999
--------------------------------------------------------------------------------
 12  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)                                                      [X]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     13.6%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     IN
--------------------------------------------------------------------------------

                                  Schedule 13D

Items 1-7 of the Schedule 13D filed on October 1, 2001 are amended as follows:

Item 2.  Identity and Background. Item 2 is amended as follows:
         -----------------------

         This statement reports that George Stelljes, III, a former managing member of Strategic II, no longer holds an equity interest in the Issuer. Accordingly, Stelljes is no longer a Reporting Person for purposes of this
Schedule 13D.

Item 3.  Source and Amount of Funds or Other Consideration. Item 3 is amended by
         -------------------------------------------------
adding the following:

         On May 23, 2002, Fund II-A acquired 674,285 shares of the Issuer's Series B Preferred Stock ("Series B Preferred") for an aggregate purchase price of $472,000 plus the return of 236,000 shares of the Issuer's Series A Preferred Stock ("Series A Preferred") that Fund II-A had acquired on September 20, 2001. In addition, the Issuer received an option pursuant to which the Issuer can require Fund II-A to purchase up to an additional 269,714 shares of Series B Preferred at any time before August 15, 2002 for an aggregate purchase price of $472,000. The working capital of Fund II-A was the source of funds for this purchase. No part of the purchase price was or will be represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting securities.

         On May 23, 2002, Fund II-B acquired 40,000 shares of the Issuer's Series B Preferred for an aggregate purchase price of $28,000 plus the return of 14,000 shares of the Issuer's Series A Preferred that Fund II-B had acquired on September 20, 2001. In addition, the Issuer received an option pursuant to which the Issuer can require Fund II-A to purchase up to an additional 16,000 shares of Series B Preferred at any time before August 15, 2002 for an aggregate purchase price of $28,000. The working capital of Fund II-B was the source of funds for this purchase. No part of the purchase price was or will be represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting securities.

Item 5. Interest in Securities of the Issuer. Item 5(a) is amended by deleting
        ------------------------------------
the first, second, third and eighth paragraphs and replacing it with the following, deleting all references to Stelljes and replacing Item 5(b) with the following:

        (a) Fund II-A is the record owner of 472,000 shares of Common Stock, 708,000 shares of Series A Preferred and 944,000 shares of Series B Preferred. Fund II-B is the record owner of 28,000 shares of Common Stock, 42,000 shares of Series A Preferred and 40,000 shares of Series B Preferred. The Series A Preferred and Series B Preferred are convertible, at the option of Fund II-A and Fund II-B at any time, into an equal number of shares of Common Stock as of the date hereof. The Series A Preferred and Series B Preferred may be convertible into a greater number of shares of Common Stock in the future, depending on the occurrence of certain events which are outlined in the Issuer's Amended and Restated Certificate of Incorporation.

         The Common Stock, Series A Preferred and Series B Preferred held by Fund II-A and Fund II-B are sometimes referred to herein as the "Subject Securities."

         Each of the Reporting Persons may be deemed to own beneficially 13.6% of the Issuer's Common Stock, which percentage is calculated upon (i) 14,762,846 shares of the Issuer's Common Stock reported as outstanding by the Issuer on May 24, 2002, including the number of shares of Common Stock held by Fund II-A and Fund II-B and (iii) the number of shares of Common Stock into which the Series A Preferred, Series B Preferred and option for Series B Preferred held by Fund II-A and Fund II-B would convert as of the date hereof (1,749,999 shares of the Issuer's Common Stock).

         (b)   Number of shares of Common Stock as to which each such person has
                    (i)   Sole power to vote or direct the vote:
                              0 shares for each Reporting Person;
                    (ii)  Shared power to vote or direct the vote:
                              2,249,999 shares for each Reporting Person;
                    (iii) Sole power to dispose or to direct the disposition:
                              0 shares for each Reporting Person;
                    (iv)  Shared power to dispose or to direct the disposition:
                              2,249,999 shares for each Reporting Person.

Item 6.   Contracts, Arrangements, Undertakings or Relationships with Respect to
          ----------------------------------------------------------------------
Securities of the Issuer. Item 6 is amended by adding the following:
------------------------

         Pursuant to the terms of a Purchase Agreement dated May 23, 2002, Fund II-A acquired 674,285 shares of the Issuer's Series B Preferred and Fund II-B acquired 40,000 shares of the Issuer's Series B Preferred. In addition, the Issuer received an option pursuant to which the Issuer can require Fund II-A to purchase up to an additional 269,714 shares of Series B Preferred and can require Fund II-B to purchase up to an additional 16,000 shares of Series B Preferred at any time before August 15, 2002. The option is exercisable at a purchase price of $1.75 per share of Series B Preferred.

Item 7.  Material to be Filed as Exhibits. Item 7 is amended by adding the
         --------------------------------
following:

     Exhibit 1 - Agreement regarding filing of joint Schedule 13D.

     Exhibit 6 - Series B Preferred Stock Purchase Agreement, dated as of May
                 17, 2002, by and among the Issuer, Fund II-A and Fund II-B.

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:   May 28, 2002

                 /s/ Donald W. Hughes
                -------------------------------------
                Donald W. Hughes

                 /s/ Richard M. Johnston
                -------------------------------------
                Richard M. Johnston

                 /s/ George Stelljes, III
                -------------------------------------
                George Stelljes, III

                 /s/ David L. Warnock
                -------------------------------------
                David L. Warnock


         CAMDEN PARTNERS STRATEGIC FUND II-A, L.P.

         By:    CAMDEN PARTNERS STRATEGIC II, LLC
                Its Sole General Partner


         By:     /s/ Donald W. Hughes
                -----------------------------------
                Donald W. Hughes, Managing Member

         CAMDEN PARTNERS STRATEGIC FUND II-B, L.P.

         By:    CAMDEN PARTNERS STRATEGIC II, LLC
                Its Sole General Partner


         By:     /s/ Donald W. Hughes
                -------------------------------------
                Donald W. Hughes, Managing Member


         CAMDEN PARTNERS STRATEGIC II, LLC


         By:     /s/ Donald W. Hughes
                -------------------------------------
                Donald W. Hughes, Managing Member